Filed by Social Capital Hedosophia Holdings Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Virgin Galactic Commission File No. 333-233098 Filed by Social Capital Hedosophia Holdings Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Virgin Galactic Commission File No. 333-233098

This investor presentation (this “presentation”) is for informational purposes only. This presentation has been prepared on a confidential basis for the exclusive use of the party to whom SCH and Virgin Galactic (as defined herein) delivers this presentation (such party, together with its subsidiaries and affiliates, the "Recipient") to assist interested parties in making their own evaluation with respect to the proposed transaction (the “Transaction”) between Social Capital Hedosophia Holdings Corp. (“SCH”) and Vieco 10 Ltd., Virgin Galactic, LLC, TSC, LLC and Virgin Galactic Limited (collectively, “Virgin Galactic”), as contemplated in the Agreement and Plan of Merger, dated as of July 9, 2019 (the “Merger Agreement”), by and among SCH, Vieco 10 Ltd. and the other parties thereto, and for no other purpose. The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. This presentation is being provided for use only by the intended recipient. The information contained herein may not be reproduced or distributed in any format, in whole or in part, without the prior written consent of SCH and Virgin Galactic. The information contained herein is for informational purposes, and may not be relied upon in connection with the purchase or sale of any security. The information contained herein does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of the Company or any of its affiliates nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of the Company or in connection with any other contract or commitment whatsoever. This presentation does not constitute a “prospectus” within the meaning of the Securities Act of 1933, as amended. Any decision to purchase securities of the Company or any of its affiliates should be made solely on the basis of the information contained in a prospectus to be issued by the Company in relation to a specific offering. The Recipient acknowledges that the Company considers this presentation and all information contained herein to include confidential, sensitive and proprietary information and may include information that constitutes material nonpublic information under federal securities laws. Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between Virgin Galactic and SCH, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets and expected performance of Virgin Galactic. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Virgin Galactic’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Virgin Galactic, (viii) the outcome of any legal proceedings that may be instituted against Virgin Galactic or against SCH related to the Merger Agreement or the transaction, (ix) the ability to maintain the listing of SCH’s securities on the New York Stock Exchange, (x) changes in the competitive and highly regulated industries in which Virgin Galactic plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting Virgin Galactic’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive and novel tourist spaceflight industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Virgin Galactic and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Virgin Galactic nor SCH gives any assurance that either Virgin Galactic or SCH will achieve its expectations. Use of Projections The financial and operating forecasts and projections contained herein represent certain estimates of Virgin Galactic as of the date thereof. Any forward-looking statement made by us in this presentation speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. Neither SCH’s nor Virgin Galactic’s independent public accountants have examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore none of SCH, Virgin Galactic nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents Virgin Galactic’s future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth above under “Forward-Looking Statements” that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of SCH or Virgin Galactic or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved. Use of Data Unless otherwise noted, the forecasted data contained in the assumptions for the projections are based upon Virgin Galactic’s management estimates and publications and surveys. The information from publications has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Neither SCH nor Virgin Galactic has independently verified any of the data from third-party sources, nor has SCH or Virgin Galactic ascertained the underlying economic assumptions relied upon therein. While such information is believed to be reliable for the purposes used herein, none of SCH, Virgin Galactic, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information. Use of Non-GAAP Financial Matters This presentation includes certain forward-looking non-GAAP financial measures, EBITDA and EBITDA margin, with respect to Virgin Galactic’s expected future performance. Virgin Galactic defines EBITDA as net income (loss), adjusted for interest expense, interest income, income taxes, depreciation and amortization. Virgin Galactic defines EBITDA margin as EBITDA divided by revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Specifically, Virgin Galactic does not provide such quantitative reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including net income (loss), accelerated depreciation and variations in effective tax rate. Virgin Galactic believes that these forward-looking non-GAAP measures of financial results provide useful supplemental information to investors about Virgin Galactic. Virgin Galactic’s management uses these forward looking non-GAAP measures to evaluate Virgin Galactic’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Virgin Galactic’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additional Information and Where to Find It This presentation relates to a proposed transaction between Virgin Galactic, The Spaceship Company and SCH. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on August 7, 2019. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov <http://www.sec.gov>. The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at <http://www.socialcapitalhedosophiaholdings.com/docs.html> or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301. Participants in Solicitation SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph. Disclaimer

No italics Clean computer Today’s Presenters Do we spend a moment on accident – why we created TSC section Screen for the stage Old one George Whitesides Enrico Palermo Beth Moses Stephen Attenborough Jon Campagna Chief Executive Officer President, The Spaceship Chief Astronaut Instructor, Commercial Director Chief Financial Officer Company (“TSC”) Astronaut 2 No italics Clean computer Today’s Presenters Do we spend a moment on accident – why we created TSC section Screen for the stage Old one George Whitesides Enrico Palermo Beth Moses Stephen Attenborough Jon Campagna Chief Executive Officer President, The Spaceship Chief Astronaut Instructor, Commercial Director Chief Financial Officer Company (“TSC”) Astronaut 2

Discussion Agenda Topic Presenter Time Introduction to Virgin Galactic (“VG”) George Whitesides 9:00 – 9:30 am Technology Overview Enrico Palermo 9:30 - 10:00 am Flight Experience Beth Moses 10:00 – 10:30 am Break and Refreshments 10 minutes Market Overview Stephen Attenborough 10:40 – 10:55 am Customer Journey and Commercial Strategy Stephen Attenborough 10:55 – 11:25 am Break and Refreshments 20 minutes Development and Manufacturing Capabilities Overview Enrico Palermo 11:45 am – 12:15 pm Ground Operations Overview Enrico Palermo 12:15 – 12:30 pm Financial Overview Jon Campagna 12:30 – 1:00 pm 3 Discussion Agenda Topic Presenter Time Introduction to Virgin Galactic (“VG”) George Whitesides 9:00 – 9:30 am Technology Overview Enrico Palermo 9:30 - 10:00 am Flight Experience Beth Moses 10:00 – 10:30 am Break and Refreshments 10 minutes Market Overview Stephen Attenborough 10:40 – 10:55 am Customer Journey and Commercial Strategy Stephen Attenborough 10:55 – 11:25 am Break and Refreshments 20 minutes Development and Manufacturing Capabilities Overview Enrico Palermo 11:45 am – 12:15 pm Ground Operations Overview Enrico Palermo 12:15 – 12:30 pm Financial Overview Jon Campagna 12:30 – 1:00 pm 3

Introduction to Virgin Galactic Introduction to Virgin Galactic

December 13, 2018 First commercial space vehicle to put humans into space First crewed space launch from US soil since 2011 5 December 13, 2018 First commercial space vehicle to put humans into space First crewed space launch from US soil since 2011 5

To check February 22, 2019 First non-pilot crew member flown on a commercial space vehicle First non-pilot crew member flown at Mach 3+ First non-pilot crew member to unstrap and float freely in space on a commercial space vehicle 6 To check February 22, 2019 First non-pilot crew member flown on a commercial space vehicle First non-pilot crew member flown at Mach 3+ First non-pilot crew member to unstrap and float freely in space on a commercial space vehicle 6

First Astronaut Wings Awarded for a Space Flight Built for Commercial Service First astronaut wings awarded for a space vehicle built for commercial service 7 February 7, 2019 First astronaut wings awarded for a space flight built for commercial service First Astronaut Wings Awarded for a Space Flight Built for Commercial Service First astronaut wings awarded for a space vehicle built for commercial service 7 February 7, 2019 First astronaut wings awarded for a space flight built for commercial service

May 10, 2019 Move-in initiated for world’s first purpose-built commercial spaceport, Spaceport America 8 May 10, 2019 Move-in initiated for world’s first purpose-built commercial spaceport, Spaceport America 8

August 15, 2019 Reveal of Spaceport America interiors 9 August 15, 2019 Reveal of Spaceport America interiors 9

VSS Unity The world’s first private, crewed spaceship designed for commercial service to take humans to space 10 VSS Unity The world’s first private, crewed spaceship designed for commercial service to take humans to space 10

VMS Eve The world’s largest all-composite aircraft in service 11 VMS Eve The world’s largest all-composite aircraft in service 11

Virgin Galactic's Once-in-a-Lifetime Spaceflight



Apogee
60 second rocket burn, accelerating to Mach 3
VSS Unity and VMS Eve separate at ~45,000 feet
Re-entry with folded tailbooms
Passengers experience weightlessness
Unpowered glide to landing
SPACEPORT AMERICA, NEW MEXICO

Note: Not to scale.

GALACTIC
12

Virgin Galactic’s History 2018 2020 2004 2005 2010 Virgin Galactic’s first Expected launch of commercial SpaceShipOne wins the Announcement of VG’s George Whitesides joins space flight human spaceflight operations X Prize manufacturing entity VG from NASA 2004 2008-2009 2016 2019 Virgin Galactic founded Commercial operator license Started operational move to WK2 and SS2 unveiled awarded by FAA Spaceport America 13 Virgin Galactic’s History 2018 2020 2004 2005 2010 Virgin Galactic’s first Expected launch of commercial SpaceShipOne wins the Announcement of VG’s George Whitesides joins space flight human spaceflight operations X Prize manufacturing entity VG from NASA 2004 2008-2009 2016 2019 Virgin Galactic founded Commercial operator license Started operational move to WK2 and SS2 unveiled awarded by FAA Spaceport America 13

Virgin Galactic Today

The Spaceline

- WhiteKnightTwo ("WK2") and SpaceShipTwo ("SS2") operator
- Designs and manages the customer travel experience
- Headquarters: Spaceport America, New Mexico
- Employees: 190+[1]

The OEM

THE SPACESHIP COMPANY

- Vertically integrated, end-to-end aerospace manufacturer
- Design, manufacturing and production capabilities
- Testing, validation and post-delivery support
- Headquarters: Mojave Air and Space Port, California
- Employees: 600+[1]

[1] Number includes contractors.

14

World-Class Executive Team George Whitesides CEO, Virgin Galactic 20 Years of Experience Jon Campagna Mike Moses Enrico Palermo Stephen Attenborough CFO President, TSC Commercial Director President, Virgin Galactic 23 Years of Experience 24 Years of Experience 17 Years of Experience 30 Years of Experience 16 World-Class Executive Team George Whitesides CEO, Virgin Galactic 20 Years of Experience Jon Campagna Mike Moses Enrico Palermo Stephen Attenborough CFO President, TSC Commercial Director President, Virgin Galactic 23 Years of Experience 24 Years of Experience 17 Years of Experience 30 Years of Experience 16

Industry-Leading Flight Team

Dave Mackay
Chief Pilot



42 Years of Experience

Mark "Forger" Stucky
Director of Flight Test



39 Years of Experience

Frederic "CJ" Sturckow
Pilot, SS2 & WK2



34 Years of Experience

Michael "Sooch" Masucci
Pilot, SS2 & WK2



30 Years of Experience

Kelly Latimer
Pilot, SS2 & WK2



30 Years of Experience

Nicola Pecile
Pilot, SS2 & WK2



37 Years of Experience

Beth Moses
Chief Astronaut Instructor



31 Years of Experience

Indicates astronaut who has been to space

GALACTIC
17

Growth in Addressable Market ($10M+ Net Worth Individuals) 2,378 1,781 Our 600+ Customers 2018A 2023E 6.0% CAGR 18 Growth in Addressable Market ($10M+ Net Worth Individuals) 2,378 1,781 Our 600+ Customers 2018A 2023E 6.0% CAGR 18

Limited Competition and Strong Barriers to Entry

	Years in Business	Customer Experience	Flight Experience	Takeoff / Landing	Flight Crew	Operational Milestones		
						FAA License?	Flight Test?	Flown Passenger?
Virgin	15 years	Driven by Virgin DNA 3-day pre-flight training End-to-end, including pre- and post-flight	Up to 90-minute journey 3-4 minutes floating in space	Horizontal takeoff Runway landing	2 pilots	✓	✓	✓
BLUE ORIGIN	19 years	1-day "essentials" training	11-minute journey Comparable free-floating in space	Vertical launch Parachute capsule landing	No pilot	✓	✓	-

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19

Virgin Galactic’s Near-Term Growth Strategy: Phase I Planned Fleet Expansion Research Payloads Additional Spaceports Five SS2s by end of 2023 Micro-gravity and suborbital space conditions research Discussions with at Spaceport America governments underway Representative Customers in Italy, UAE and Australia Focus in current business plan 20 Virgin Galactic’s Near-Term Growth Strategy: Phase I Planned Fleet Expansion Research Payloads Additional Spaceports Five SS2s by end of 2023 Micro-gravity and suborbital space conditions research Discussions with at Spaceport America governments underway Representative Customers in Italy, UAE and Australia Focus in current business plan 20

TAM Expansion Through Democratization and Efficiencies of Scale: Phase II

Lower Prices Open the Market to More Individuals[1]



Estimated # of individuals
37,087,950
1,781,000
3,286,000
Net worth of $10m+
Net worth of $5-10m
Net worth of $1-5m

Levers to Reduce VG's Cost Profile

- Economies of Scale
- Manufacturing Efficiencies
- Labor Efficiencies
- Advances in Technology

Additional Spaceports

Discussions with governments underway in Italy and UAE for potential new spaceports



(1) Credit Suisse Research Institute.

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21

Looks weird when aligned Hypersonic Point-to-Point Travel: Phase III Could we do a map with US in the middle and more gentle curved red lines from NY to Australia, London and Dubai? The current red line, is a bit steep. New York-London Los Angeles <-> Tokyo (hours) Los Angeles-Tokyo (1) 1 hour (1) 2 hours Mach 0.8 Current business Jet 11 Los Angeles-Sydney (1) Supersonic Jet Mach 2 2.5 hours 5 Hypersonic Jet 2 Mach 5 § Opportunities to apply VG’s proprietary technologies and capabilities for other commercial and governmental uses § Potential opportunities to develop supersonic and hypersonic vehicles that drastically reduce travel time for point-to-point travel § Significant market opportunity (~$900 billion commercial aviation market and ~$600 billion total commercial passenger travel market) Source: Management projections, IATA. (1) Based on flight times for current business jets at Mach 0.8, extrapolated assuming potential to fly at Mach 5. 22 Additional Potential Technology Applications Third Party WK2 Sales Electronic Vertical Intermediate Objective Hypersonic Testbed Takeoff and Landing Watchkeeper Aircraft Looks weird when aligned Hypersonic Point-to-Point Travel: Phase III Could we do a map with US in the middle and more gentle curved red lines from NY to Australia, London and Dubai? The current red line, is a bit steep. New York-London Los Angeles <-> Tokyo (hours) Los Angeles-Tokyo (1) 1 hour (1) 2 hours Mach 0.8 Current business Jet 11 Los Angeles-Sydney (1) Supersonic Jet Mach 2 2.5 hours 5 Hypersonic Jet 2 Mach 5 § Opportunities to apply VG’s proprietary technologies and capabilities for other commercial and governmental uses § Potential opportunities to develop supersonic and hypersonic vehicles that drastically reduce travel time for point-to-point travel § Significant market opportunity (~$900 billion commercial aviation market and ~$600 billion total commercial passenger travel market) Source: Management projections, IATA. (1) Based on flight times for current business jets at Mach 0.8, extrapolated assuming potential to fly at Mach 5. 22 Additional Potential Technology Applications Third Party WK2 Sales Electronic Vertical Intermediate Objective Hypersonic Testbed Takeoff and Landing Watchkeeper Aircraft

Virgin Galactic Investment Highlights 1 Will Be the First and Only Public Company in Commercial Human Spaceflight 2 Sizeable and Growing Market of High Net Worth Individuals 3 Attractive Business Model with Reusable, Scalable Design 4 Demonstrated Willingness to Pay 5 Strong Competitive Position, Underpinned by More than $1 Billion of Investment 6 Exciting Financial Profile with Robust and Profitable Growth 7 Experienced and Proven Management Team and Flight Team 23 Virgin Galactic Investment Highlights 1 Will Be the First and Only Public Company in Commercial Human Spaceflight 2 Sizeable and Growing Market of High Net Worth Individuals 3 Attractive Business Model with Reusable, Scalable Design 4 Demonstrated Willingness to Pay 5 Strong Competitive Position, Underpinned by More than $1 Billion of Investment 6 Exciting Financial Profile with Robust and Profitable Growth 7 Experienced and Proven Management Team and Flight Team 23

Technology Overview Technology Overview

Our Spaceflight System Straight line and thinner line 25 Our Spaceflight System Straight line and thinner line 25

VMS Eve: The Carrier Aircraft



Carries VSS Unity up to its launch altitude of approx. 45,000 feet, offering what we believe to be critical safety advantages, including horizontal takeoff and landing

Carrier Aircraft Highlights	
Crew	2 pilots
Length	77.7 feet (~24 meters)
Wingspan	140.0 feet (~43 meters)
Takeoff / Landing	
Max Payload Weight (Takeoff)	30,000 pounds
Max Payload Weight (Landing)	17,000 pounds
Min Runway	9,400 feet (at sea level and max weight)
Flight Capabilities (Various Missions)	
Max Altitude	55,000 feet
Cruising Speed	Mach 0.6 (360+ mph)
Range	2,800 miles
Endurance	12+ hours
Total Flights	265+

GALACTIC 26

VMS Eve: Additional Specs 3 multifunction Four Pratt & Whitney displays + 4 GPS Canada PW308A systems turbofan engines 100% carbon composite structure 27 VMS Eve: Additional Specs 3 multifunction Four Pratt & Whitney displays + 4 GPS Canada PW308A systems turbofan engines 100% carbon composite structure 27

VSS Unity: The Spaceship



Reusable winged spacecraft designed for air launch from VMS Eve

Spaceship Highlights	
Crew	2 pilots
Length	60 feet (~18 meters)
Tail Height	18 feet (~5 meters)
Wingspan	42 feet (~13 meters)
Capacity	
Max Passengers	6
Max Payload	Equivalent to 6 passengers
Flight Capabilities	
Top Speed	› Mach 3
Flight Duration	Up to ~90 minutes
Total Flights (SS2 Model)	50+, including 37 glide and 8 powered

GALACTIC 28

VSS Unity: Additional Specs New pictures for the cockpit Hybrid rocket motor Approximately the size of a Falcon 900 business jet Composite parts and In-house, state-of-the- structure manufactured art avionics suite in-house 29 VSS Unity: Additional Specs New pictures for the cockpit Hybrid rocket motor Approximately the size of a Falcon 900 business jet Composite parts and In-house, state-of-the- structure manufactured art avionics suite in-house 29

Hybrid Rocket Motor: The Motor



Displayed at the Moving Beyond Earth Gallery of the National Air and Space Museum

- Recognized as "most powerful hybrid rocket used in manned flight" by the Guinness Book of World Records
- Robust, yet simple human spaceflight rocket motor
- Max thrust: 72,000 lbs
- 100+ motors built to date
- Easy-to-store, replaceable fuel cartridge
- Liquid oxidizer with solid fuel grain

GALACTIC

30

Hybrid Rocket Motor: Additional Specs


Case, Throat and Nozzle ("CTN")
contains the solid fuel
Oxidizer tank
Main valve bulkhead:
includes slosh baffle
/ valve injector /
igniter components

- Rigorously tested:
  - 100 ground hotfires completed
  - 8 in-flight firings, including 2 full duration firings[1]



[1] Includes all SS2 models.

GALACTIC 31

Feathering Re-Entry Mechanism Patented, foldable boom tail Once back in atmosphere, feather lowers and spaceship Lines glides home Shuttlecock aerodynamic profile for deceleration and stable re-entry 33 Feathering Re-Entry Mechanism Patented, foldable boom tail Once back in atmosphere, feather lowers and spaceship Lines glides home Shuttlecock aerodynamic profile for deceleration and stable re-entry 33

Virgin Galactic's Commitment to Safety

Horizontal Takeoff and Landing



Takeoff and landing on regular runways similar to a typical airliner

Two Pilots



Creates redundancy in operations and in-space safety

Mothership Engine Reliability



Highly reliable and rigorously tested jet engines for first 45,000 feet of journey

Hybrid Rocket Motor



Robust yet simple design with simple shut-off control

Flight Controls



Simple operations aimed at maintaining reliability

Seating



Two position seats to favorably redirect G loads in accordance with phases of flight

Re-Entry Mechanism



Proprietary feathering system for re-entry via gentle glide descent

Abort Architecture



System designed to allow for abort at any phase of the flight

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34

Flight Experience Flight Experience

Lines 36 Lines 36

DRAFT Lines 37 DRAFT Lines 37

Lines 38 Lines 38

Lines 39 Lines 39

Lines 40 Lines 40

Lines 41 Lines 41

DRAFT Lines 42 DRAFT Lines 42

Lines 43 Lines 43

DRAFT Lines 44 DRAFT Lines 44

Lines 45 Lines 45

DRAFT Lines 46 DRAFT Lines 46

Lines 47 Lines 47

Lines 48 Lines 48

49 49

Lines 50 Lines 50

Lines 51 Lines 51

Market Overview Market Overview

Virgin Galactic is Uniquely Positioned to Capture the Luxury Market Sector Appeal Industry Credibility Total Addressable Market Evolving Consumer Preferences Brand Differentiation Personal Spaceflight 53 Virgin Galactic is Uniquely Positioned to Capture the Luxury Market Sector Appeal Industry Credibility Total Addressable Market Evolving Consumer Preferences Brand Differentiation Personal Spaceflight 53

Universal Fascination with Human Spaceflight 54 https://en.wikipedia.org/wiki/File:Tracy _Caldwell_Dyson_in_Cupola_ISS.jpg NASA, no copyright Universal Fascination with Human Spaceflight 54 https://en.wikipedia.org/wiki/File:Tracy _Caldwell_Dyson_in_Cupola_ISS.jpg NASA, no copyright

Commercial Space Travel Coming of Age (1) Commercial Space Industry Size Significant Technological Advancements Recent Proof of Concept By 2040, the commercial space industry is expected to reach 5% of U.S. GDP $1.5tn $385bn $175bn High rates of flight for new entrants Private companies gaining credibility 2005 2017 2040 (1) U.S. Chamber of Commerce. 55 “[NASA quote TBU]…” Commercial Space Travel Coming of Age (1) Commercial Space Industry Size Significant Technological Advancements Recent Proof of Concept By 2040, the commercial space industry is expected to reach 5% of U.S. GDP $1.5tn $385bn $175bn High rates of flight for new entrants Private companies gaining credibility 2005 2017 2040 (1) U.S. Chamber of Commerce. 55 “[NASA quote TBU]…”

Significant Addressable Market

Significant Addressable Market



Cumulative % of $10m+ HNW served by VG[1]
0.0%
0.0%
0.1%
0.1%
1,781,000
1,887,000
2,000,000
2,119,000
2,245,000
2,378,000
2018A
2019E
2020E
2021E
2022E
2023E

- Individuals with $10+ million net worth expected to grow at a 2018A – 2023E CAGR of 6%
- Growth of high net worth population has historically exceeded GDP growth
- VG's business plan contemplates serving only a very small percentage of HNW individuals

Key Drivers



- Overall growth in global markets



- Growth in entrepreneurs and self-made wealth



- Growth of economies in emerging markets

GALACTIC

Source: Credit Suisse Research Institute.
(1) Based on Virgin Galactic's operational model.

56

Virgin Galactic’s Initial Addressable Market: HNW Individuals (1) VG’s Target Market Net Worth # of Individuals § Individuals with $10+ million net worth > $50 million 149,980 § Vast market relative to VG’s intended customers in initial business plan $10 - $50 million 1,631,460 § Demonstrated propensity to spend on experiences VG’s Assessment of Existing Customer Wealth $5 - 10 million 3,285,950 § Over 90% of current customers have a net worth of over $1 million § Approximately 70% of current customers have a net $1 - 5 million 37,087,950 worth of under $20 million Source: Credit Suisse Research Institute. (1) In 2018. 57 Jazz up the formatting per George’s request Virgin Galactic’s Initial Addressable Market: HNW Individuals (1) VG’s Target Market Net Worth # of Individuals § Individuals with $10+ million net worth > $50 million 149,980 § Vast market relative to VG’s intended customers in initial business plan $10 - $50 million 1,631,460 § Demonstrated propensity to spend on experiences VG’s Assessment of Existing Customer Wealth $5 - 10 million 3,285,950 § Over 90% of current customers have a net worth of over $1 million § Approximately 70% of current customers have a net $1 - 5 million 37,087,950 worth of under $20 million Source: Credit Suisse Research Institute. (1) In 2018. 57 Jazz up the formatting per George’s request

Needs of customers Differentiation Matters in the “Transformation Economy” Differentiated Relevant to § The transformation economy has Transformation superseded the experience economy in capturing the highest premiums Experience § Brands now frame their offerings in the context of unlocking potential and broadening horizons Service § Virgin Galactic’s offering is well positioned to capture the desire for Product personal fulfilment and soulful luxury Commodity Undifferentiated Irrelevant to Market Premium Pricing 59 Competitive position Needs of customers Differentiation Matters in the “Transformation Economy” Differentiated Relevant to § The transformation economy has Transformation superseded the experience economy in capturing the highest premiums Experience § Brands now frame their offerings in the context of unlocking potential and broadening horizons Service § Virgin Galactic’s offering is well positioned to capture the desire for Product personal fulfilment and soulful luxury Commodity Undifferentiated Irrelevant to Market Premium Pricing 59 Competitive position

Customer Journey and Commercial Strategy Customer Journey and Commercial Strategy

Back to the Beginning 61 Back to the Beginning 61

Early Proof of Demand 62 Early Proof of Demand 62

TOGETHER WE OPEN SPACE TO CHANGE THE WORLD FOR GOOD 63 TOGETHER WE OPEN SPACE TO CHANGE THE WORLD FOR GOOD 63

Let us make the bar charts for age – with more ranges than the 2 600+ Future Astronauts, ~$80 Million of Deposits splits we have here The bullets makes it seem like young people Future Astronauts by Age Future Astronauts by Gender Future Astronauts by Nation not interested; 60+ needs to be one bucket <30 for sure Bar chart instead of 3% 18% pie to give 33% ROW 30-49 29% 38% better range? 67% 82% 14% 5% 5% 50+ 5% Interest across all ages, driven by Females account for 18% of committed Global interest, with strong demand shared beliefs and ambitions Future Astronauts compared to 11% of and significant scope to grow current worldwide astronauts geographic representation 64 Let us make the bar charts for age – with more ranges than the 2 600+ Future Astronauts, ~$80 Million of Deposits splits we have here The bullets makes it seem like young people Future Astronauts by Age Future Astronauts by Gender Future Astronauts by Nation not interested; 60+ needs to be one bucket <30 for sure Bar chart instead of 3% 18% pie to give 33% ROW 30-49 29% 38% better range? 67% 82% 14% 5% 5% 50+ 5% Interest across all ages, driven by Females account for 18% of committed Global interest, with strong demand shared beliefs and ambitions Future Astronauts compared to 11% of and significant scope to grow current worldwide astronauts geographic representation 64

Customers from 60 Countries on 6 Continents 65 Customers from 60 Countries on 6 Continents 65

Key Customer Engagement Principles Communications CRM Community Activation Style of Service § Detailed communications § Salesforce provides § Events and activities § Build genuine strategy holistic solution to store around the world, with relationships customer data, and different activities each records of communication year § Regular updates on project § Not your average and engagement progress and community “customer service” events § Allows Future Astronauts § Provides three- to engage with VG, the § Personalized to each dimensional view of the project and each other § Multi-channel delivery Future Astronaut customer approach § Honesty, transparency and openness 66 Key Customer Engagement Principles Communications CRM Community Activation Style of Service § Detailed communications § Salesforce provides § Events and activities § Build genuine strategy holistic solution to store around the world, with relationships customer data, and different activities each records of communication year § Regular updates on project § Not your average and engagement progress and community “customer service” events § Allows Future Astronauts § Provides three- to engage with VG, the § Personalized to each dimensional view of the project and each other § Multi-channel delivery Future Astronaut customer approach § Honesty, transparency and openness 66

What We Have Learned From Our Customers § Desire for experiences which are elevated from mere § Desire to share the experience with friends and family enjoyment to personal transformation § A preferred style of service which now underpins the entire § Loyalty comes from shared beliefs and meaningful customer journey relationships; customers are members rather than buyers § Customer data has informed cabin design, training and § Willingness to make significant additional payments for medical program community activities VG has changed my life. The flight is just a bonus “” 67 What We Have Learned From Our Customers § Desire for experiences which are elevated from mere § Desire to share the experience with friends and family enjoyment to personal transformation § A preferred style of service which now underpins the entire § Loyalty comes from shared beliefs and meaningful customer journey relationships; customers are members rather than buyers § Customer data has informed cabin design, training and § Willingness to make significant additional payments for medical program community activities VG has changed my life. The flight is just a bonus “” 67

Creating Community Sales Process Onboarding Communication Community Astronaut Readiness Personal, consultative and tailored Fosters a sense of membership through multi-faceted engagement 68 Creating Community Sales Process Onboarding Communication Community Astronaut Readiness Personal, consultative and tailored Fosters a sense of membership through multi-faceted engagement 68

Who Are Our Customers? The Space Enthusiast The Adventurer The Virgin Brand Lover The Entrepreneur I have wanted to go since I I’ve done it all, but this is the If Richard is doing it, and Virgin Space is the zeitgeist, and I watched those first steps on a fuzzy ultimate tick on my bucket list! is in charge of it, I’m in! want to be part of it. ““““ ” ” ” black and white TV ” 69 years old 45 years old 33 years old 42 years old Background: Set up and sold Background: Started a Background: Investment banker Background: Entrepreneur and engineering business, now semi pharmaceutical company investor retired 69 Who Are Our Customers? The Space Enthusiast The Adventurer The Virgin Brand Lover The Entrepreneur I have wanted to go since I I’ve done it all, but this is the If Richard is doing it, and Virgin Space is the zeitgeist, and I watched those first steps on a fuzzy ultimate tick on my bucket list! is in charge of it, I’m in! want to be part of it. ““““ ” ” ” black and white TV ” 69 years old 45 years old 33 years old 42 years old Background: Set up and sold Background: Started a Background: Investment banker Background: Entrepreneur and engineering business, now semi pharmaceutical company investor retired 69

Building the Most Exclusive Community in the World

The World Above



What: A clear passion for space and everything within it

How:

- Eclipse festival
- CERN experience
- Evening with astronaut Tim Peake
- Intimate lunch with Professor Stephen Hawking

The Final Frontier



What: A thirst for exploration and adrenaline

How:

- Morocco driving trip with Land Rover
- Formula E races around the world hosted by Virgin Racing
- Virgin Strive challenges

The Finer Stuff



What: An appreciation for the finer things in life

How:

- Annual Virgin Galactic Necker trip with Richard
- Wine trip, hosted by a master maker in Beaune
- Ice hotels to game reserves, working with Virgin partners

The World Within



What: Giving back, and inspiring the next generation of innovators

How:

- Galactic Unite initiatives:
- ✓ Scholarships
- ✓ Mentoring
- ✓ Space chats

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Driving Future Astronaut Engagement Land Rover Partnership § Power of the brand and the community enables one-of-a-kind partnership collaborations § Astronaut Edition Range Rover is only available to signed-up Future Astronauts and embodies all that they love about VG 71 Driving Future Astronaut Engagement Land Rover Partnership § Power of the brand and the community enables one-of-a-kind partnership collaborations § Astronaut Edition Range Rover is only available to signed-up Future Astronauts and embodies all that they love about VG 71

[TBU] images Multiple Opportunities to Retain Customer Interest Post-Flight § Deep customer relationships with the brand drives the desire to continue the journey post-flight § VG’s Astronaut alumni network represents an exciting opportunity for continued growth I am having such a good time in the community, I don’t want it to be over when I fly! “” 72 [TBU] images Multiple Opportunities to Retain Customer Interest Post-Flight § Deep customer relationships with the brand drives the desire to continue the journey post-flight § VG’s Astronaut alumni network represents an exciting opportunity for continued growth I am having such a good time in the community, I don’t want it to be over when I fly! “” 72

Virgin Galactic's Future Astronaut Journey

Community Membership	New Mexico Experience	Space Flight Experience	Astronaut Alumni
▪ Sales ▪ Onboarding ▪ Regular communications ▪ Community events and activities ▪ Flight transition	▪ 4-day experience ▪ Spaceport site activities ▪ Family involvement	Fly to space	▪ Reinforcement of new status (e.g. Astronaut Wings) ▪ Ongoing community engagement
Surprise and Delight	Control and Comfort	Awe and Transformation	Fulfilment and Empowerment

Every touchpoint designed to reinforce the membership and purpose of the customer journey

Complemented by the **"red thread" Virgin style** of customer experience throughout

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History of Virgin Galactic’s Commercial Strategy First ticket Soft close of VG founded sold sales Today Organization 2004 2005 2014 ramping up to re-open sales Period of high sales activity with dedicated sales Small number of reactive team and Accredited Space Agent network sales Lean? § Successful commercial effort, based on strong knowledge of the market and understanding of the brand § Agile sales strategy to reflect project progress and market conditions § Lean, specialized sales team focused on inbound leads, alongside global Accredited Space Agents (“ASA”) network § Dedicated Astronaut Relations team focused on value creation throughout the customer journey 74 History of Virgin Galactic’s Commercial Strategy First ticket Soft close of VG founded sold sales Today Organization 2004 2005 2014 ramping up to re-open sales Period of high sales activity with dedicated sales Small number of reactive team and Accredited Space Agent network sales Lean? § Successful commercial effort, based on strong knowledge of the market and understanding of the brand § Agile sales strategy to reflect project progress and market conditions § Lean, specialized sales team focused on inbound leads, alongside global Accredited Space Agents (“ASA”) network § Dedicated Astronaut Relations team focused on value creation throughout the customer journey 74

Commercial Organization Overview

Commercial Functions
Creative Studio Team
Astronaut Office
Communications Team

Astronaut Office Key Constituents	
Fans	✓ Potential leads
Leads	✓ Drive prospecting
ASAs	✓ Global network with 100+ agents
Future Astronauts	✓ End-to-end customer journey
Astronaut Alumni	✓ Continuation of community

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Overview of Sales Strategy

Uniquely Experienced Team

- Experienced team specialized in reaching global network of ultra high net worth individuals

Demonstrated Track Record

- Current success achieved with minimal investment

Leveraging Virgin Brand Power

- Leverage the wider Virgin Group and association with unique experiences

Scaling it up for the Future

- Over 3,000 registered expressions of interest since VG's first spaceflight in December 2018

Dual Channel Approach to Sales

Direct Sales



- Success to-date achieved with only 2 full-time sales professionals
- Initial contact largely inbound through VG's website
- Referrals from Virgin / VG contacts, including Richard
- Referrals from Astronauts / Future Astronauts and repeat customers

Accredited Space Agents

- Reignited global ASA network
- Over 100 agents around the world, each with an existing high-end customer base
- Strong retained relationships with global network specializing in luxury and experiential travel



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Onwards and Upwards 77 Onwards and Upwards 77

Development and Manufacturing Capabilities Overview Development and Manufacturing Capabilities Overview

Overview of VG’s Manufacturing Capabilities § Vertically-integrated aerospace system development and manufacturing organization within Virgin Galactic § End-to-end control of SS2, WK2 and rocket motor production, from design to manufacturing, testing and post-delivery support 200,000+ square feet campus at Mojave Air and Space Port Mojave Air and Space Port Los Angeles § Best-in-class talent deployed to develop and build the fleet and rocket motors for commercial service § Headquartered in Mojave, California 79 Overview of VG’s Manufacturing Capabilities § Vertically-integrated aerospace system development and manufacturing organization within Virgin Galactic § End-to-end control of SS2, WK2 and rocket motor production, from design to manufacturing, testing and post-delivery support 200,000+ square feet campus at Mojave Air and Space Port Mojave Air and Space Port Los Angeles § Best-in-class talent deployed to develop and build the fleet and rocket motors for commercial service § Headquartered in Mojave, California 79

Virgin Galactic’s Mojave Campus § 200,000+ square feet multi-facility campus housing fabrication, assembly, warehouse, office and test operations § Ability to build and assemble majority of SS2, WK2 and rocket motor components on-campus § Unique spaceport infrastructure, restricted airspace and relative remoteness enables development of high performance vehicles § All aspects of design, build and flight for a human spaceflight system take place today 80 Virgin Galactic’s Mojave Campus § 200,000+ square feet multi-facility campus housing fabrication, assembly, warehouse, office and test operations § Ability to build and assemble majority of SS2, WK2 and rocket motor components on-campus § Unique spaceport infrastructure, restricted airspace and relative remoteness enables development of high performance vehicles § All aspects of design, build and flight for a human spaceflight system take place today 80

Mojave Campus – Main Facilities Building 79 n Composite structures manufacturing n Rocket motor IV production n Advanced materials testing Hybrid Rocket Motor Test Site n Stage and qualification testing of rocket motors Building 31 I n Metal machining and II welding shop Lines V Final Assembly, Integration and Test III Building 4 Hangar n Logistics hub n Vehicle final assembly n Large scale structural and integration testing n Avionics software and n Extreme environments hardware development testing n Flight testing n Paint shop n Mission control center 81 Located at Mojave Air and Space Port, the Silicon Valley for aerospace, TSC has year-round, unrestricted access to airspace for the most intensive and challenging flight test programs. TSC’s extensive 200,000+ sqft Mojave campus hosts fabrication, assembly, warehouse, office and test operations. Mojave Campus – Main Facilities Building 79 n Composite structures manufacturing n Rocket motor IV production n Advanced materials testing Hybrid Rocket Motor Test Site n Stage and qualification testing of rocket motors Building 31 I n Metal machining and II welding shop Lines V Final Assembly, Integration and Test III Building 4 Hangar n Logistics hub n Vehicle final assembly n Large scale structural and integration testing n Avionics software and n Extreme environments hardware development testing n Flight testing n Paint shop n Mission control center 81 Located at Mojave Air and Space Port, the Silicon Valley for aerospace, TSC has year-round, unrestricted access to airspace for the most intensive and challenging flight test programs. TSC’s extensive 200,000+ sqft Mojave campus hosts fabrication, assembly, warehouse, office and test operations.

Full Lifecycle Aerospace Development Expertise Design, Modeling Assembly and Systems Manufacturing Testing and Validation and Analysis Integration Capabilities cover the full range of design, manufacturing, ground testing, flight testing and post-delivery support 82 Full Lifecycle Aerospace Development Expertise Design, Modeling Assembly and Systems Manufacturing Testing and Validation and Analysis Integration Capabilities cover the full range of design, manufacturing, ground testing, flight testing and post-delivery support 82

Key Capabilities Design, Modeling and Analysis Manufacturing Assembly and Systems Integration Avionics Continuous Testing and Validation 83 Key Capabilities Design, Modeling and Analysis Manufacturing Assembly and Systems Integration Avionics Continuous Testing and Validation 83

Practically Driven Principles and Approaches ü Minimize parts count and complexity ü Digital definition and configuration management via Oracle ü Organic composite structural design ü Vertical integration ü Embedded and cross-trained collaborative ü Design for Manufacturing and Assembly teams (DFMA) ü Transparent communication ü Automation in high mix manufacturing ü Rigorously test like we fly environment 84 Practically Driven Principles and Approaches ü Minimize parts count and complexity ü Digital definition and configuration management via Oracle ü Organic composite structural design ü Vertical integration ü Embedded and cross-trained collaborative ü Design for Manufacturing and Assembly teams (DFMA) ü Transparent communication ü Automation in high mix manufacturing ü Rigorously test like we fly environment 84

Transitioned to Modular Design with Pre-Installed Systems SS2-2 Feather Flap SS2-2 Wing SS2-2 Boom Assembly SS2-2 / SS2-3 Fuselage 85 Transitioned to Modular Design with Pre-Installed Systems SS2-2 Feather Flap SS2-2 Wing SS2-2 Boom Assembly SS2-2 / SS2-3 Fuselage 85

Fleet Build Progress and Expected Expansion Schedule



SS2-1
(VSS Unity)
SS2-2
SS2-3
WK2-1
(VMS Eve)
Design
Tooling / Fixtures
Part Fabrication
Assembly and Integration
Flight Testing
Est. Year of Build Completion
2019
2020
2021
In Operation
Stage of readiness:
Approximate progress

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Rocket Motor Manufacturing Capabilities § Currently investing in world class rocket motor manufacturing facility § VG has developed the capabilities and processes to increase rocket motor production rates with lower costs per motor, driven by improvements to key process elements: üReduced labor through increased automation and plant layout üReduced part count üIncreased production rate 87 Rocket Motor Manufacturing Capabilities § Currently investing in world class rocket motor manufacturing facility § VG has developed the capabilities and processes to increase rocket motor production rates with lower costs per motor, driven by improvements to key process elements: üReduced labor through increased automation and plant layout üReduced part count üIncreased production rate 87

Move to development Potential Future Applications of VG’s Technology and Capabilities Third Party WK2 Sales Hypersonic Testbed Electric Air Mobility High Altitude Persistent Platforms 88 Move to development Potential Future Applications of VG’s Technology and Capabilities Third Party WK2 Sales Hypersonic Testbed Electric Air Mobility High Altitude Persistent Platforms 88

Ground Operations Overview Ground Operations Overview

Overview of Virgin Galactic’s Ground Operations § Emphasis on safety, reliability and maintainability for vehicles rooted in decades of best practices in airline / charter operations § Prudent planned maintenance assumptions during ramp-up period § Learnings from the maintenance program during ramp-up period will support the enhancement and efficient evolution of the program to support high flight rate operations 90 Overview of Virgin Galactic’s Ground Operations § Emphasis on safety, reliability and maintainability for vehicles rooted in decades of best practices in airline / charter operations § Prudent planned maintenance assumptions during ramp-up period § Learnings from the maintenance program during ramp-up period will support the enhancement and efficient evolution of the program to support high flight rate operations 90

Illustrative 5-Day SS2 Operational Flow

T-4 Days	T-3 Days	T-2 Days	T-1 Day	Flight Day
▪ Scheduled maintenance ▪ Compliance-driven functions	▪ Scheduled maintenance ▪ Pre-flight[1] prep initiated	▪ Pre-flight prep continued ▪ Rocket motor loaded ▪ Cabin configuration	▪ Pre-flight prep continued ▪ SS2 and WK2 mated ▪ Helium pressurant tank serviced	▪ Nitrous Oxide loaded ▪ Final pre-flight prep concluded ▪ Spaceflight ▪ Post-flight work completed

[1] Pre-flight refers to maintenance activities and inspections prior to a flight.

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Shorter Launch Preparation Times Compared to Traditional Vehicles

Target WK2 and SS2 Operational Parameters



- Anticipated monthly flight rate: **15 flights** per vehicle (at scale)
- Supported by **2 days of scheduled maintenance** per week
- **5-day scheduled maintenance** period per month, coinciding with SS2 downtime

- Anticipated monthly flight rate: **5 flights** per vehicle (at scale)
- Supported by **5-day operational turnaround** after each flight
- **7-day scheduled maintenance** period per 5-flight cycle; scheduled **annual downtime of 1 month**



Pre-Flight Activity	Duration
WK2 Fueling	< 30 minutes
Rocket Motor CTN Physical Install	4 hours
SS2 Jack and Mate to WK2	< 1 hour
Pressurant Tank Load / Boost	1 hour
Nitrous Load	2.5 hours

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Financial Overview Financial Overview

Key Assumptions

Start of Commercial Operations	▪ Financial projections assume **June 2020 commencement of commercial operations**, starting with one vehicle in service
Flight Rates	▪ Modest flight rates at commercial start, scaling up to an **ultimate anticipated flight rate of 5 per month** in 2022 and thereafter

Vehicle Build and Operational Stats	▪ Second and third SS2 vehicles (SS2-2, SS2-3) are currently under construction and are expected to be complete by the end of 2020 and 2021, respectively
	▪ Build time of **approximately 24 months for SS2-4 through SS2-5**
	▪ While vehicles have capacity for 6 passengers, early projection years assume lower passengers per flight
	  ▪ SS2-1 (VSS Unity) passengers per flight starts at 4, increasing to 5 in 2021 onwards
	  ▪ SS2-2 and SS2-3 passengers per flight start at 5, increasing to 6 in 2021 onwards
	  ▪ **Run-rate of 6 passengers per flight** throughout life of SS2-4 and SS2-5 vehicles

GALACTIC Source: VG Management. 94

Highly Attractive Single Flight Unit Economics

Contribution Analysis[1]


$1.25m
$121k
$193k
$118k
66% contribution margin
$0.82m
A
B
C
D

- **A** **Ticketed revenue**: Assumes flight carries 5 passengers at $250,000 per passenger
- **B** **Rocket motor and fuel costs**: Assumes price per rocket motor decreases over time via additional investments in advanced manufacturing capabilities, as well as learning curve efficiencies and benefits of economies of scale, modestly offset by inflation; fuel costs increase gradually over time, driven by inflation
- **C** **Customer costs**: Includes costs of insurance and customer training & experience, subject to inflationary increases over time
- **D** **Flight operations costs**: Includes fleet management and consumables and other flight related operational costs

Source: VG Management.
(1) Contribution analysis based on new customer per ticket price of $250,000 and costs based on management projections as of 2023. Excludes any vehicle amortization cost.

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Key Assumed Operational Metrics and Revenue Number of Vehicles by Year End Total Flights (Annual) 270 5 4 170 3 115 2 16 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Total Passengers Flown (Annual) Total Revenue ($m) % Growth NM 834% 93% 49% 1,565 $590 965 $398 646 $210 $31 66 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Source: VG Management. 96 Key Assumed Operational Metrics and Revenue Number of Vehicles by Year End Total Flights (Annual) 270 5 4 170 3 115 2 16 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Total Passengers Flown (Annual) Total Revenue ($m) % Growth NM 834% 93% 49% 1,565 $590 965 $398 646 $210 $31 66 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Source: VG Management. 96

Strong Profitability Highlights Strength of Business Model Gross Profit ($m) EBITDA ($m) Gross EBITDA 14.3% 62.5% 71.7% 73.1% NM 5.5% 36.7% 46.4% 4 Margin Margin $274 $431 $146 $285 $12 $131 $4 ($104) 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Run-rate gross and EBITDA margins are projected to reach approximately 73% and 46%, respectively, within 3 years of commencement of commercial operations, assuming operations start in June 2020 Source: VG Management. 97 Strong Profitability Highlights Strength of Business Model Gross Profit ($m) EBITDA ($m) Gross EBITDA 14.3% 62.5% 71.7% 73.1% NM 5.5% 36.7% 46.4% 4 Margin Margin $274 $431 $146 $285 $12 $131 $4 ($104) 2020E 2021E 2022E 2023E 2020E 2021E 2022E 2023E Run-rate gross and EBITDA margins are projected to reach approximately 73% and 46%, respectively, within 3 years of commencement of commercial operations, assuming operations start in June 2020 Source: VG Management. 97

Estimated Capex Spend Over Time Total Annual Capex ($m) Total Direct Design and Build Costs by Vehicle ($m) $133 $99 $84 $59 $60 $54 $52 $11 $11 $11 $11 Long-term expectation of $48 $49 $41 $43 ~$25m direct build costs per SS2 2020E 2021E 2022E 2023E SS2-1 SS2-2 WK2-2 (VSS Unity) Design Costs SS2 & WK2 Capex Other Capex Build Costs (non-recurring) Total costs per vehicle are expected to decrease significantly due to the learning curve and sizeable non-recurring investment costs incurred historically for the initial vehicles Source: VG Management. 98 Estimated Capex Spend Over Time Total Annual Capex ($m) Total Direct Design and Build Costs by Vehicle ($m) $133 $99 $84 $59 $60 $54 $52 $11 $11 $11 $11 Long-term expectation of $48 $49 $41 $43 ~$25m direct build costs per SS2 2020E 2021E 2022E 2023E SS2-1 SS2-2 WK2-2 (VSS Unity) Design Costs SS2 & WK2 Capex Other Capex Build Costs (non-recurring) Total costs per vehicle are expected to decrease significantly due to the learning curve and sizeable non-recurring investment costs incurred historically for the initial vehicles Source: VG Management. 98

Significant Liquidity to Fund Operations EBITDA – Capex ($m) Liquidity § Strong liquidity position today as a result of cash from merger with IPOA $219 § Company has no debt on its balance sheet § Approximately $16 million current cash burn per month $86 ($190 million per year) § For illustrative purposes, $400 million of cash from the merger will provide more than two years of runway ($48) ($156) 2020E 2021E 2022E 2023E EBITDA – capex of $86 million achieved 2 years after commencement of commercial operations Source: VG Management. 99 Significant Liquidity to Fund Operations EBITDA – Capex ($m) Liquidity § Strong liquidity position today as a result of cash from merger with IPOA $219 § Company has no debt on its balance sheet § Approximately $16 million current cash burn per month $86 ($190 million per year) § For illustrative purposes, $400 million of cash from the merger will provide more than two years of runway ($48) ($156) 2020E 2021E 2022E 2023E EBITDA – capex of $86 million achieved 2 years after commencement of commercial operations Source: VG Management. 99

Projected Financial Summary

	Fiscal Year Ended				CAGR
($m)	2020E	2021E	2022E	2023E	'20E - '23E
Ticketed Revenue	$21	$195	$376	$562	
Other Revenue	10	15	21	28	
Total Revenue	$31	$210	$398	$590	167.3%
% Growth	*NM*	*580%*	*89%*	*48%*	
Rocket Motor Costs & Fuel Costs	($5)	($24)	($36)	($41)	
Flight Operations & Maintenance	(19)	(30)	(37)	(50)	
Customer Costs & Insurance	(3)	(24)	(40)	(68)	
Total COGS	**(26)**	**(79)**	**(113)**	**(159)**	
Gross Profit	$4	$131	$285	$431	360.3%
% Margin	*14.3%*	*62.5%*	*71.7%*	*73.1%*	
Operating Expenses	($109)	($120)	($139)	($158)	
EBITDA	($104)	$12	$146	$274	NM
% Margin	*NM*	*5.5%*	*36.7%*	*46.4%*	
Capex	($52)	($59)	($60)	($54)	

Source: VG Management.
Note: Assuming a June 2020 commencement of operation a 1-month shift in commencement of commercial operations would impact 2020E revenue by ~$3 million.

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Thank You Proprietary Thank You Proprietary